Mail Stop 3561

November 10, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Rick H. Liem
Chief Financial Officer
1510 West Loop South
Houston, Texas 77027

   Re: **Landry's Restaurants, Inc.**
     Form 10-K for the year ended December 31, 2008
     Filed March 16, 2009
     File No. 001-15531

Dear Mr. Liem:

   We have reviewed your response letter dated November 6, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2008</u>

<u>Note 4. Acquisitions</u>

1. We note from your response to our prior comment 4 that you are recording the estimated amount of the put option as a liability on the balance sheet. However, we are still unclear as to the accounting guidance relied upon in classifying this put option as a liability, and why you believe classification of this put option as a liability rather than redeemable or temporary equity is appropriate. If you believe that the guidance in SFAS No. 150 applies to this put option and is the basis for your liability classification, then under paragraph 2 of EITF D-98, the classification and measurement guidance in EITF D-98 would not apply for this put option. Please advise or revise accordingly. Also, please tell us, and disclose in the notes to the financial statements in future filings, the amount of the put option that is recorded on the balance sheet at each reporting date, how you determined the estimated fair value at the earliest redemption date, and the line item where the amount is included on the balance sheet.

2. Additionally, we note that you have restated your Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to include the accretion of the redeemable noncontrolling interest in the calculation of net income available to Landry's common shareholders. Please note that paragraph 27 of ARB 51 (as amended by SFAS No. 160) indicates that only a financial instrument issued by a subsidiary that is classified as equity in the subsidiary's financial statements can be a noncontrolling interest in the consolidated financial statements. A financial instrument issued by a subsidiary that is classified as a liability in the subsidiary's financial statements based on the guidance in other standards is not a noncontrolling interest because it is not an ownership interest. Therefore, if you consider the put option to be appropriately accounted for as a liability under SFAS No. 150, it appears that it would not be considered a redeemable noncontrolling interest for purposes of your EPS classification. Please advise or revise accordingly.

Form 10-Q for the quarter ended June 30, 2009 and March 31, 2009

Note 1. Nature of Business and Summary of Significant Accounting Policies
– Recent Accounting Pronouncements

3. We note from your response to our prior comment 12 that you believe your noncontrolling interest in T-Rex Café falls outside the scope of SFAS No. 160. Please clearly explain to us why you believe it is not included in the scope of SFAS No. 160.

Form 10-Q for the quarter ended September 30, 2009

Note 5. Debt

4. We note your disclosure that on September 25, 2009 an unrestricted subsidiary of Landry's completed the acquisition of $33.2 million face amount of Golden Nugget second lien term loan debt through a dutch tender and open market purchases at a weighted average costs approximating 41% of face value, and additionally agreed to forgive the face amount of the debt acquired and accordingly a $19.4 million gain was recognized. Please tell us how this gain was calculated or determined and explain to us why you were able to repurchase the debt for a gain. Also, tell us if any of the debt repurchased was with related parties.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(713) 386-7711